LifePoints Target Distribution Funds A Shares

Direct Expense Cap

Liquidation

October 26, 2011

Mr. Mark E. Swanson

Treasurer

Russell Investment Company

1301 2nd Ave.

Seattle, WA 98101

Re:	2017 Accelerated Distribution Fund – A Shares,

2027 Extended Distribution Fund – A Shares (the “Funds”)

Dear Mr. Swanson:

For each of the above named Funds individually, Russell Investment Management Company (“RIMCo”) agrees, until the Funds are liquidated, to waive up to the full amount of its 0.20% advisory fee for the Fund and then to reimburse the Fund for other expenses to the extent that direct expenses exceed 0.27% of the average daily net assets of the Fund on an annual basis.

Direct expenses do not include the expenses of other investment companies in which the Funds invest which are borne indirectly by the Funds or extraordinary expenses.

This waiver and reimbursement (1) supersedes any prior contractual waiver or reimbursement arrangements and any prior non-contractual waiver or reimbursement arrangements and (2) may not be terminated during the relevant period except at the Board’s discretion.

If this arrangement is acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

RUSSELL INVESTMENT MANAGEMENT COMPANY

By:	/s/ Peter Gunning
Peter Gunning, President

Accepted and Agreed:
RUSSELL INVESTMENT COMPANY

By:	/s/ Mark E. Swanson
Mark E. Swanson, Treasurer